
PREMIUM

David Herman

Prime Minister of Public Relations, Force of Nature, CMO, Hat & Soccer Guy, Impresario, FC Owner

Followers	8,495
Drafts	1

David Herman (He/Him) • You
Prime Minister of Public Relations, Force of Nature, CMO, Hat & Soccer...
3mo •

📢 FAN OWNERSHIP IN FCPS IS OPEN NOW 🚨

We launched our project three years ago with the premise of taking an Austrian Football Club, **FC Pinzgau Saalfelden**, to greater heights in the Alps and supporters along for the journey 🏔️

🔼 Follow **Fan Owned Club** **fanownedclub.com**
📈 Invest via **Wefunder** **https://lnkd.in/dbuCRbAt**
📄 Disclosure: **http://bit.ly/42d8Az6**

#sport #soccer #investment #sportsbusiness #ownership #fanowned


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FC Pinzgau Saalfelden @FCPSen · Jul 6
📢 FAN OWNERSHIP IN FCPS IS OPEN NOW
Our project launched three years ago with the premise of taking an Austrian Football Club to greater heights in the Alps and supporters along for the journey ↗️
📈lnkd.in/dbuCRbAt #ThrowbackThursday
WÄRE ES NICHT FANTASTISCH
ANTEILE AN DEINEM FUßBALLCLUB ZU BESITZEN
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FC Pinzgau Saalfelden @FCPSen · May 2

Join Logan and over 500 across the world owning a piece of a European Soccer Club! 🙌

Supports Local ⚽= @realsaltlake Season Ticket 🎟️
Owns Global 🌎 = @FCPinzgau Fan Owner ⛰️

📈 Invest:lnkd.in/dbuCRbAt
📄 Disclosure: bit.ly/42d8Az6



OWNER
FCPS

Fan Owned Club

Fan Owned Club

Published by David Herman · May 9 ·

🗣️ This is Eric's Fan Owner experience ⚽

Fan Owned Club takes the community membership model common across Europe and bring it to supporters by offering a limited number of ownership shares in FC Pinzgau Saalfelden.

Want one of your own?

Join our movement via Wefunder ⏩ wefunder.com/fanownedclub

📈 Disclosure bit.ly/42d8Az6


"I enjoy watching the games. It seems a bit more real than over-commercialized top-flight matches. Plus, I love not having VAR!"
ERIC KRAJEWSKI – FAN OWNER

FC Pinzgau Saalfelden
161 followers
3mo •

📢 FAN OWNERSHIP IN FCPS IS OPEN NOW 🚨

We launched our project three years ago with the premise of taking an Austrian Football Club, FC Pinzgau Saalfelden, to greater heights in the Alps and supporters along for the journey 🏔️

🔼 Follow Fan Owned Club fanownedclub.com
📈 Invest via Wefunder https://lnkd.in/dbuCRbAt
📄 Disclosure: http://bit.ly/42d8Az6

#sport #soccer #investment #sportsbusiness #ownership #fanowned


FCPS
WANT TO OWN A
EUROPEAN FOOTBALL CLUB?

Fan Owned Club
521 followers
3mo •

📢 FAN OWNERSHIP IN FCPS IS OPEN NOW 🚨

We launched our project three years ago with the premise of taking an Austrian Football Club, FC Pinzgau Saalfelden, to greater heights in the Alps and supporters along for the journey 🏔️

🔼 Follow Fan Owned Club fanownedclub.com
📈 Invest via Wefunder https://lnkd.in/dbuCRbAt
📄 Disclosure: http://bit.ly/42d8Az6

#sport #soccer #investment #sportsbusiness #ownership #fanowned


FCPS
WANT TO OWN A
EUROPEAN FOOTBALL CLUB?

Fan Owned Club
521 followers
3mo •

Join Logan and over 500 across the world owning a piece of a European Soccer Club! 🙌

Supports Local ⚽ = Real Salt Lake Season Ticket Holder 🎟️
Owns Global 🌎 = FC Pinzgau Saalfelden Fan Owner 🏔️

Taking the community ownership model common in Europe, Fan Owned Club allows fans to own a piece of their own professional soccer club for less than many pay for season tickets.

📈 Invest: https://lnkd.in/dbuCRbAt
📄 Disclosure: http://bit.ly/42d8Az6

#wefunder #sport #soccer #sportsbusiness #investment #fanowned



FOC
OWNER

Steve Paris • You
Senior Leader, Founder, Customer Success, Marketing, Sales, Client Services,...
2w •

Flat out, there's no better time to be supporting women's sports, especially soccer. And Sierra Cristiano, Chris Sydney, and Fan Owned Club are building something special in Austria as the FC Pinzgau Saalfelden women will play their first match in the 2nd division later this month.

Stay tuned for some exciting news about the new players that will be joining us in Saalfelden this fall.
Join us on our march to Bundesliga! https://lnkd.in/dtdiCgE

Kevin Doyle Vanessa Nordstrom Ken Neal Shaw Brown Chris Quinn Sasha Patel Andrea Yoch Joe Rugo Mike Phelps Adam Kmiec Ty Sharpe Geoff Seper Bari Harlam Lauren Graffort Zafar Khan Christian Aviza Meaghan Doherty Erin Pavane

Caroline Fitzgerald (She/Her) • Following
Unapologetically working to grow women's sports. CEO & Founder of GOALS.
2w •

The legacy of the 2023 FIFA Women's World Cup will not only be incredible football - it will be indisputably proving that it's good business for brands to invest in women's sports.

For brands that are thinking about sponsoring women's sports (and need more proof that it's a good business proposition) there are two new reports from The Collective at Wasserman + RBC and from The Office for Women in Sport and Recreation in Victoria, Australia that use data to show how lucrative sponsoring women's sports can be.

I wrote a short article that summarizes the key takeaways from both reports - and shared my thoughts around why it won't be surprising if after this World Cup more brands sign-on to sponsor women's sports - even if it means moving dollars out of men's sports to invest more in women.


RAPINOE
15

New Data: It's (Indisputably) Good Business For Brands to Sponsor Women's Sports

Caroline Fitzgerald on LinkedIn • 2 min read

The legacy of the 2023 FIFA Women's World Cup will not only be incredible football - it will ...

Steve Paris • You
Senior Leader, Founder, Customer Success, Marketing, Sales, Client...
2mo •

What a great way to end the week - solid progress on two big but not quite ready for prime time partnerships and this wonderful pic featuring two new Fan Owners taken at a recent Minnesota United FC match. Guys, you are styling!

You could look this cool, too. Join our Fan Owner movement at https://wefunder/fanownedclub/

Geoff Seper, Zafar Khan, Madeline Gragg, Vanessa Nordstrom, Jamie Kinnear, David Herman Joe Germscheid, Chris Stedman, Adam Kmiec, Brian Fulmer

#sports #soccer #fanengagement


FCPS
FCPS

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